Exhibit 11

POTASH CORPORATION OF SASKATCHEWAN INC.
COMPUTATION OF PER SHARE EARNINGS
FOR THE YEARS ENDED DECEMBER 31

		2001	2000

A	Net income as reported, Canadian GAAP ($ millions)	$121.2	$198.0

B	Items adjusting net income ($ millions)	$(26.6)	$(0.2)

C	Net income, US GAAP ($ millions)	$94.6	$197.8

D	Weighted average number of shares outstanding	51,879,000	52,410,000

E	Net additional shares issuable for fully diluted earnings per share calculation	307,000	293,000

	CANADIAN GAAP

	Basic earnings per share (A/D)	$2.34	$3.78

	Fully diluted earnings per share ((A/(D+E)	$2.32	$3.76

	UNITED STATES GAAP

	Basic earnings per share (C/D)	$1.82	$3.77

	Fully diluted earnings per share ((C/(D+E))	$1.81	$3.77